                                 SCHEDULE 14A
                                (Rule 14a-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT

                           SCHEDULE 14A INFORMATION

          Proxy Statement Pursuant to Section 14(a) of the Securities
                             Exchange Act of 1934)

     Filed by the Registrant [X]  Filed by a Party other than the Registrant[_]

________________________________________________________________________________

Check the appropriate box:
[_]  Preliminary Proxy Statement
[_]  Definitive Proxy Statement
[_]  Definitive Additional Materials
[X]  Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12
[_] Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

                             SMARTERKIDS.COM, INC.
               (Name of Registrant as Specified in Its Charter)

   (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X]  No fee required.
[_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     1) Title of each class of securities to which transaction applies:

     2) Aggregate number of securities to which transaction applies:

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     4) Proposed maximum aggregate value of transaction:

     5) Total fee paid:

[_]  Fee paid previously with preliminary materials:

[_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     1) Amount previously paid:

     2) Form, Schedule or Registration Statement no.:

     3) Filing Party:

     4) Date Filed:
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Filed by SmarterKids.com, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject:  SmarterKids.com, Inc.
Commission File No. 000-27717

On March 15, 2001, SmarterKids.com, Inc disseminated the following press release:
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Pauline O'Keeffe, pokeeffe@smarterkids.com
781-292-3048
Jennifer Aprile, japrile@smarterkids.com
SmarterKids.com
781-292-3085

              LEARNINGSTAR CORP. REGISTRATION STATEMENT DECLARED
             EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION
            SmarterKids.com, Inc. Files Definitive Proxy Statement

Needham, Mass. -- March 15, 2001 -- SmarterKids.com, Inc. (NASDAQ: SKDS), the leading online education store and resource for parents, announced that on March 12, 2001 it received notice that the LearningStar Corp. registration statement on Form S-4 relating to the proposed combination of SmarterKids.com and Earlychildhood LLC which will register the shares of LearningStar common stock to be received by the stockholders of SmarterKids.com in the combination, was declared effective by the Securities and Exchange Commission.

Today, LearningStar filed post-effective Amendment No. 1 to the LearningStar registration statement on Form S-4 and SmarterKids.com filed its definitive proxy statement with the Securities and Exchange Commission. The post-effective Amendment No. 1 to the LearningStar registration statement and the SmarterKids.com definitive proxy statement contain disclosure relating to an amendment to the Combination Agreement and Plan of Reorganization and merger which was entered into on March 14, 2001 by SmarterKids.com, Earlychildhood, LearningStar, and S-E Educational Merger Corp. Pursuant to the amendment, the parties agreed to amend the exchange ratio applicable to the SmarterKids.com common stock and the exchange ratios applicable to each class of Earlychildhood membership interests in effect causing an eight-for-one reverse stock split of the LearningStar common stock to be issued in connection with the combination, which is expected to be completed in April 2001.

The SmarterKids.com proxy statement will be mailed to SmarterKids.com stockholders on or about March 20, 2001 and will solicit proxies from SmarterKids.com stockholders to approve and adopt the combination agreement, as amended, at the special meeting of SmarterKids.com stockholders, which will be held on April 9, 2001.

Both the proxy statement of SmarterKids.com and the LearningStar registration statement contain detailed information about both SmarterKids.com and Earlychildhood and the terms of the combination agreement pursuant to which SmarterKids.com and Earlychildhood will combine to create LearningStar Corp. The business of LearningStar would be the combined businesses currently conducted by SmarterKids.com and Earlychildhood.

If the combination agreement is approved by a majority of the shares of SmarterKids.com common stock outstanding as of February 28, 2001, the record date for the special meeting, and certain other conditions to the combination are satisfied, the new company will be officially launched in April 2001. If the combination is completed, stockholders of SmarterKids.com will receive approximately one-third, and the holders of membership interests in Earlychildhood will receive approximately two-thirds of the newly issued capital stock of LearningStar. LearningStar's common stock has been approved for quotation on the Nasdaq National Market under the symbol "LRNS."

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ABOUT SMARTERKIDS.COM

SmarterKids.com, Inc. (NASDAQ:SKDS), the leading online education store and resource, is dedicated to helping parents help their children learn, discover, and grow. The site offers one of the most personalized shopping experiences, matching a child's learning style and needs with teacher-reviewed toys, games, books, software, music, and videos. SmarterKids.com features specialty centers for special needs and gifted children, the Grade Expectations! Guide to education standards, state-specific test information and product recommendations in the State Test Prep Center, and thousands of educational products and services for children ages infant through 12. SmarterKids.com was found by Forrester's PowerRankings(TM) to be the #1 site in the toy category and rated the #1 educational toy site according to Gomez Advisors. SmarterKids.com is headquartered in Needham, MA. More information can be found at www.smarterkids.com.

ABOUT EARLYCHILDHOOD

Earlychildhood LLC sells thousands of educational products and supplies through catalogs, a website and a field sales force into over 91,000 preschools, elementary schools and child care programs nationwide. Founded in 1985 by Ronald Elliott, the company develops and markets a variety of company-developed products, including the BioColor(R) non-toxic, biodegradable paints, and distributes its products through four warehouses with combined space of approximately 380,000 square feet.

Earlychildhood also publishes Earlychildhood NEWS, a respected publication for teachers and parents, which sponsors a continuing education program for teachers through the University of Wisconsin-Stout, as well as the 12-year-old Directors' Choice Awards program recognizing excellence in the design and manufacture of products for young children.

Earlychildhood is also a leader in creating school fund-raising programs utilizing custom-packaged school supplies through its Educational Products, Inc.
(EPI) subsidiary. EPI, founded in 1980, served almost one million children with school supplies in 2000. Earlychildhood has over 400 employees and is headquartered in Monterey, CA. For more information, visit Earlychildhood's web site at www.earlychildhood.com and EPI's at www.educationalproducts.com.

THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES A "SAFE HARBOR" FOR FORWARD-LOOKING STATEMENTS. CERTAIN INFORMATION INCLUDED IN THIS PRESS RELEASE (AS WELL AS INFORMATION INCLUDED IN ORAL STATEMENTS OR OTHER WRITTEN STATEMENTS MADE OR TO BE MADE BY SMARTERKIDS.COM) CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING, INCLUDING STATEMENTS RELATING TO CONSUMMATION OF THE COMBINATION, AND OTHER MATTERS. SUCH FORWARD-LOOKING INFORMATION INVOLVES IMPORTANT RISKS AND UNCERTAINTIES THAT COULD SIGNIFICANTLY AFFECT ANTICIPATED RESULTS IN THE FUTURE AND, ACCORDINGLY, SUCH RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD-LOOKING STATEMENTS MADE BY OR ON BEHALF OF SMARTERKIDS.COM. FOR A DESCRIPTION OF ADDITIONAL RISKS AND UNCERTAINTIES, PLEASE REFER TO THE SMARTERKIDS.COM FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING ANNUAL AND QUARTERLY REPORTS ON FORMS 10-K AND 10-Q.

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

                  ADDITIONAL INFORMATION AND WHERE TO FIND IT

     The press release is being filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Exchange Act of 1934. This press release does not constitute an offer of sale of securities.

     On January 9, 2001, SmarterKids.com filed a Proxy Statement-Prospectus with the Securities and Exchange Commission in connection with the combination of SmarterKids.com and Earlychildhood and on that same date LearningStar Corp., the company resulting from the proposed combination, filed a Registration Statement on Form S-4 with the Securities Exchange Commission. The Securities Exchange Commission declared the LearningStar Corp. Registration Statement on Form S-4 effective on March 12, 2001. SmarterKids.com filed its definitive Proxy-Statement Prospectus with the Securities Exchange Commission on March 15, 2001. The Proxy-Statement Prospectus will be mailed to all Shareholders of SmarterKids.com on approximately March 20, 2001. Investors and securityholders are urged to read the Registration Statement and the Proxy Statement-Prospectus carefully when they are available. The Proxy Statement-Prospectus contains important information about SmarterKids.com, Earlychildhood, the combination, the persons soliciting proxies related to the combination, their interests in the combination and related matters. Investors and securityholders are able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of the
                                      ------------------
Proxy Statement-Prospectus and other documents may be obtained from SmarterKids.com by directing a request through the Investor Relations portion of the SmarterKids.com website or by mail to SmarterKids.com, Inc. 15 Crawford Street, Needham, MA 02179 attention: Investor Relations telephone (781) 449-7567. SmarterKids.com will mail a definitive Proxy Statement-Prospectus to SmarterKids.com shareholders containing information about the combination.

In addition to the Registration Statement on Form S-4 filed by LearningStar Corp. and the Proxy Statement-Prospectus, SmarterKids.com files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by SmarterKids.com at 450 Fifth Street, N.W., Washington, D.C., 20549 or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms.

                      INFORMATION CONCERNING PARTICIPANTS

SmarterKids.com, Inc., its officers, directors, employees and agents may be soliciting proxies from SmarterKids.com shareholders in connection with the combination. Information concerning the participants in the solicitation is set forth in the Proxy Statement-Prospectus filed by SmarterKids.com with the Securities and Exchange Commission on January 9, 2001. PLEASE READ THE DEFINITIVE PROXY STATEMENT-PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE COMBINATION.

          INFORMATION CONCERNING PERSONS INVOLVED IN THE SOLICITATION

In connection with the proposed combination of SmarterKids.com and Earlychildhood, SmarterKids.com will solicit proxies from its stockholders to approve the combination. SmarterKids.com and certain other persons named below may be deemed to be participants in the solicitation of proxies of SmarterKids.com stockholders to approve the combination. The participants in this solicitation may include the directors of SmarterKids.com (David Blohm, Jeffrey Pucci, Richard D'Amore, Michael Fitzgerald, Michael Kolowich and Brian Hickey) and the executive officers of SmarterKids.com (David Blohm, President and Chief Executive Officer; Al Noyes, Chief Operating Officer; Robert Cahill, Chief Financial Officer and Vice President of Finance; Richard Viard, Senior Vice President of Product Development; and Richard Secor, Vice President of MIS and Chief Information Officer.)

More information about our directors and executive officers is contained in the SmarterKids.com Registration Statement on Form S-1 and the SmarterKids.com proxy statement. These documents have been filed with the SEC and are available at the Securities and Exchange Commission's website, http://wwwsec.gov, the SEC's
                                                  -----------------
office and by contacting the SmarterKids.com investor relations department.